

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 10, 2008

By facsimile to (704) 895-1528 and U.S. Mail

Mr. Sun, Xin
Chairman and Chief Financial Officer
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, AZ 85003

Re: Universal Fog, Inc.
        Revised Preliminary Information Statement on Schedule 14C and Amendment 1 to
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006
        Filed February 27, 2008
        Amendment 1 to Current Report on Form 8-K dated September 10, 2007 and filed
        February 20, 2008
        File No. 0-51060

Dear Mr. Sun:

        We reviewed the filings and have the comments below.

PreR14C

General

1.   We note in your response to prior comment 4 that Turner, Stone & Company, LLP will
        continue to be the independent registered public accounting firm of the registrant after
        the reverse split becomes effective. In a merger accounted for as a reverse acquisition, a
        change in accountants occurs unless one accountant audited the financial statements of
        both parties to the merger. The accountant who is no longer associated with the
        continuing entity is considered the predecessor accountant. Based on your response, it
        appears that you will sever the relationship with Keith K. Zhen, CPA. If that is true, you
        are required to file a Form 8-K reporting this event. Refer to Item 4.01 of Form 8-K.

2.   The marked or redlined versions of the revised preliminary information statement, amendment 1 to the annual report on Form 10-KSB, and the amendment to the current report on Form 8-K submitted on February 28, 2008 were mistagged as correspondence on the EDGAR system. Note that Item 310 of Regulation S-T requires the tagging of the marked or redlined version of a document to conform form-wise to the tagging for the unmarked version of a document that is filed on the EDGAR system. Please comply with the rule's requirement in future filings. Refer to the EDGAR Filer Manual for instructions on tagging documents. If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

Our Business Plan, page 14

3.   Refer to prior comment 13. As requested previously, explain the meaning of "GMP" in the first bullet point under "Manufacturing" and in the second bullet point under "Cost Control." We note the revised disclosure on page 16.

Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006, page 19

4.   Revised disclosure indicates that although the number of customers did not change from 2006 to 2007, the sales per customer decreased significantly. Explain why the sales per customer decreased significantly.

Public company compliance may make it more difficult to attract and retain officers and directors, page 27

5.   This risk factor is presented twice. Revise to present the risk factor once.

Meetings of Our Board of Directors, page 30

6.   Update the disclosure for the last completed fiscal year.

Director Compensation, page 31

7.   Provide the director compensation disclosures as required by Item 402(f) of Regulation S-B for the last completed fiscal year.

Executive Compensation, page 31

8.   Provide the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007. See telephone interpretation 8B. in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is

available on the Commission's website at http://www.sec.gov. See also instruction 1 to Item 402(b) of Regulation S-B.

Description of Securities, page 32

9.   State the number of issued and outstanding shares of common stock and preferred stock.

Trading Information, page 33

10.   The Financial Industry Regulatory Authority and not the National Association of Securities Dealers, Inc. now operates the OTC Bulletin Board. Please revise.

Exhibit 2.4

11.   Although you submitted the share exchange agreement on the EDGAR system as correspondence on February 28, 2008, you did not file the agreement with the revised preliminary information statement. Please file the agreement.

Exhibit 99.1

General

12.   Please include interim financial statements as of and through December 31, 2007 for the consolidated post-merger entity pursuant to Rule 3-12 of Regulation S-X. In addition, expand your discussion of results of operations to discuss the six months ended December 31, 2007 compared to the six months ended December 31, 2006.

Statements of Cash Flows, page F-6

13.   We note your revised disclosure in your liquidity and capital resources on page 20 in response to prior comment 16. Specifically, we note your disclosure that the increase in accounts payable was attributable to the purchase of new equipment and improvements and additions to facilities. In addition, we also note your disclosure on page F-8 that as of June 30, 2007 you have only paid the seller $257,860 of $410,292 for pharmaceutical patents from a third party. In consideration that you have not paid cash for these items as of June 30, 2007, please explain why you did not exclude the non-cash portion of the purchase of fixed assets and pharmaceutical patents from the statement of cash flows. Explain why you did not exclude the accounts payable related to these investing activities from the increase in accounts payable shown with operating activities, with appropriate disclosure of the non-cash transaction.

Note 11 – Owners' Equity, page F-13

14.   We have reviewed your revised disclosure in response to prior comment 28. Please explain what consideration Mr. Sun, Xin received as payback of his loans, if any. While your footnote disclosure states the payback of such loans were "currency transactions," it is not clear how a cash repayment of the loans resulted in additional paid-in capital. Please expand your disclosure to clarify what consideration Mr. Sun, Xin received or whether the loans were cancelled, resulting in a capital contribution from Mr. Sun, Xin.

Report of Independent Registered Public Accounting Firm, page F-16

15.   We note the audit report of Keith K. Zhen, CPA for China Health that was filed in exhibit 99.1 of Form 8-K filed September 14, 2007 was dated September 3, 2007. We further note the audit report that was filed in exhibit 99.1 to your PreR14C is now dated August 27, 2007, and there have been no revisions to the financial statements or any reference to any revisions. Please explain why the date of the audit report has changed.

Exhibit 99.3 and 10-KSB/A1

Item 13. Controls and Procedures, page 11

16.   We assume the phrase "for use in this quarterly report" rather than for use in this annual report under "Scope of the Evaluation" is inadvertent. Revise in future Form 10-K filings.

Exhibit Index

17.   Refer to prior comment 31. As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Note that the Item 15 of Form 10-KSB requirement and the Rule 102(d) of Regulation S-T requirement are discrete requirements.

<u>Exhibit 99.4 and September 30, 2007 10-QSB</u>

<u>Item 3. Controls and Procedures, page 15</u>

18.   Refer to prior comment 33. As requested previously, confirm that the certifying officers evaluated the effectiveness as of the end of the period rather than "within 90 days prior to the filing date of this report." Confirm also that you will make conforming changes in future filings.

<u>8-K/A</u>

<u>Facing Page</u>

19.   We note that the facing page gives a new address for UFOG's principal executive offices. If UFOG has changed the address of its principal executive offices, update UFOG's records on the EDGAR system. Also, reflect the change of address in future filings.

<u>Closing</u>

File a revised Pre14C in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision. Since UFOG and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from UFOG in which UFOG acknowledges that:

- UFOG is responsible for the adequacy and accuracy of the disclosure in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- UFOG may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that UFOG provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, NC 28031